UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CARDCONNECT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

US14141X1081

(CUSIP Number)

FTV Capital

555 California Street, Suite 2850
San Francisco, California 94190
(415) 229-3000

With a copy to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle St.

Chicago, IL 60654

(312) 862-2133

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,756,03
	(9)	Sole dispositive power 9,756,030
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 9,756,030
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 31.3%
(14)	Type of reporting person (see instructions) PN

2

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III-N, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 528,983
	(9)	Sole dispositive power 528,983
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 528,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7%
(14)	Type of reporting person (see instructions) PN

3

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III-T, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 317,390
	(9)	Sole dispositive power 317,390
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 317,390
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.0%
(14)	Type of reporting person (see instructions) PN

4

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures Management III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.0%
(14)	Type of reporting person (see instructions) OO

5

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Richard N. Garman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 34.0%
(14)	Type of reporting person (see instructions) IN

6

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Brad E. Bernstein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 34.0%
(14)	Type of reporting person (see instructions) IN

7

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons David A. Haynes
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 34.0%
(14)	Type of reporting person (see instructions) IN

8

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Christopher H. Winship
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 34.0%
(14)	Type of reporting person (see instructions) IN

9

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons James C. Hale
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 34.0%
(14)	Type of reporting person (see instructions) IN

10

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Robert A. Huret
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403

(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 34.0%
(14)	Type of reporting person (see instructions) IN

11

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements the Schedule 13D filed on August 8, 2016 (the “Original Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Shares”), of CardConnect Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1000 Continental Drive, Suite 300, King of Prussia, Pennsylvania 19406. This Amendment No. 1 is being filed solely to supplement Item 2, Item 4, Item 5, Item 6 and Item 7 of the Original Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

The supplemental information provided in this Amendment No. 1 relates only to the Reporting Persons identified in Item 2 of this Amendment No. 1 and does not otherwise relate to any “reporting persons” identified in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 1 is filed by the following persons and entities:

●	FTVentures III, L.P., a Delaware limited partnership (“FTV III”), by virtue of its direct beneficial ownership of Shares;
●	FTVentures III-N, L.P., a Delaware limited partnership (“FTV III-N”), by virtue of its direct beneficial ownership of Shares;
●	FTVentures III-T, L.P., a Delaware limited partnership (“FTV III-T” and together with FTV III and FTV III-N, the “FTV Entities “), by virtue of its direct beneficial ownership of Shares;
●	FTVentures Management III, L.L.C., a Delaware limited liability company (“FTVentures”), by virtue of it being the general partner of the FTV Entities; and
●	Richard N. Garman, Brad E. Bernstein, David A. Haynes, Christopher H. Winship, James C. Hale and Robert A. Huret, as the managing members of FTVentures (the “Managing Members”), who acting by a majority vote of the group, share voting and dispositive power over the limited liability company interest in the FTV Entities held directly by FTVentures and therefore share an indirect beneficial interest in the Shares held directly by the FTV Entities.

Each of the persons and entities set forth above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Managing Members disclaim beneficial ownership of any Shares held by the FTV Entities and FTVentures except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. Each Reporting Person disclaims beneficial ownership of the Shares held by each other Reporting Person except to the extent of his, her or its pecuniary interest therein. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

12

The address of the principal business and principal office of each of the Reporting Persons is 555 California Street, Suite 2850, San Francisco, California 94190. The principal occupation of each of the Managing Members is serving as a principal and member of FTVentures. The principal business of each of the FTV Entities and FTVentures is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. Each of the Managing Members is a citizen of the United States. Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each of the FTV Entities and FTVentures. Annex A is incorporated herein by reference.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following:

Tender and Support Agreement

On May 29, 2017, the Issuer agreed to be acquired by First Data Corporation, a Delaware corporation (“Parent”), for $15.00 per Share in cash, or a total enterprise value of approximately $750,000,000, representing a premium of approximately 9.9% over the Issuer’s closing price on May 26, 2017.

In order to implement the transaction, Parent and Minglewood Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions set forth therein, Parent has agreed to commence a tender offer (the “Offer”) to purchase and any all outstanding Shares for $15.00 per Share in cash. In connection with the execution of the Merger Agreement, certain of the Reporting Persons entered into a Tender and Support Agreement with Parent and Merger Sub (the “Support Agreement”). Pursuant to the terms of each Support Agreement, the Reporting Person party thereto agreed to, among other things, (i) tender or cause to be tendered in the Offer all of the Shares beneficially owned by such Reporting Person, and (ii) not vote any of the Shares in favor of, or consent to, and vote against and not consent to, the approval of any (A) takeover proposal or any other extraordinary transaction involving the Issuer, other than the transactions contemplated by the Merger Agreement, (B) corporate action the consummation of which would impede, interfere with, prevent or delay the consummation of the merger, the Offer, or any of the other transactions contemplated by the Merger Agreement or (C) other matter substantially facilitating any of the foregoing matters. In addition, pursuant to the terms of each Support Agreement, each Reporting Person party thereto granted a proxy to Parent that allows Parent vote the Shares held by such Reporting Person in accordance with the terms described above.

13

The Support Agreement automatically terminates upon the earliest of the (a) date upon which the Merger Agreement is validly terminated, (b) effective time of the merger contemplated by the Merger Agreement, (c) mutual written consent of the parties to the Support Agreement and (d) entry into any amendment, modification or waiver to a provisions of the Merger Agreement that reduces the amount of consideration, changes the form of consideration or otherwise adversely affects in any material respect the anticipated benefits to be derived by the Reporting Person party to such Support Agreement as a result of the merger, the Offer or any of the other transactions contemplated by the Merger Agreement.

The foregoing summary of each Support Agreement is a summary and is subject to, and qualified in its entirety by reference to, the form of Support Agreement attached as an exhibit to this Amendment No. 1, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended by the following:

The aggregate percentage of Shares reported owned by each person named in this Amendment No. 1 is based upon 31,188,229 Shares outstanding as of May 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented by adding the following:

On May 29, 2017, certain of the Reporting Persons entered into a Support Agreement as described in Item 4, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Tender and Support Agreement, dated May 29, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc., FTVentures III-N, L.P., FTVentures III-T, L.P., FTVentures III, L.P.
99.2	Agreement and Plan of Merger, dated as of May 29, 2017, by and among the First Data Corporation and Minglewood Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2017).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2017

By:	/s/ Richard N. Garman
Name:	Richard N. Garman

By:	/s/ Brad E. Bernstein
Name:	Brad E. Bernstein

By:	/s/ David A. Haynes
Name:	David A/ Haynes
Name:	Chris H. Winship
By:	/s/ Chris H. Winship
Name:	James C. Hale
By:	/s/ James C. Hale
Name:	Robert A. Huret
By:	/s/ Robert A. Huret

[CardConnect Corp. – Schedule 13D]

FTVENTURES III, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVENTURES III-N, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVENTURES III-T, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVentures Management III, L.L.C.

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

[CardConnect Corp. – Schedule 13D]

ANNEX A

FTVentures III, L.P.

There are no executive officers or directors appointed at FTVentures III, L.P. The general partner of FTVentures III, L.P. is FTVentures Management III, L.L.C. The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures III-N, L.P.

There are no executive officers or directors appointed at FTVentures III-N, L.P. The general partner of FTVentures III-N, L.P. is FTVentures Management III, L.L.C. The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures III-T, L.P.

There are no executive officers or directors appointed at FTVentures III-T, L.P. The general partner of FTVentures III-T, L.P. is FTVentures Management III, L.L.C. The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures Management III, L.L.C.

There are no executive officers or directors appointed at FTVentures Management III, L.L.C. The following table sets forth the names and of the members of FTVentures Management III, L.L.C.

Name	Principal Occupation

Richard N. Garman	Senior Managing Member of FTVentures Management III, L.L.C.

Brad E. Bernstein	Managing Member of FTVentures Management III, L.L.C.

James C. Hale	Managing Member of FTVentures Management III, L.L.C.

David A. Haynes	Managing Member of FTVentures Management III, L.L.C.

Robert A. Huret	Managing Member of FTVentures Management III, L.L.C.

Chris H. Winship	Managing Member of FTVentures Management III, L.L.C.

[CardConnect Corp. – Schedule 13D]